

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Sin Yi Cheng
President and Director
Protopia Global Holdings Inc.
Room 1116, 11/F, Star House, 3 Salisbury Road
Tsim Sha Tsui, Kowloon
Hong Kong

   Re: Protopia Global Holdings Inc.
     Amendment No. 2 to Registration Statement on Form S-1
     Filed April 27, 2023
     File No. 333-269343

Dear Sin Yi Cheng:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 28, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-1

PRC Regulations Relating to Foreign Exchange, page 61

1. Where you discuss "Regulations Relating to Overseas Listings," please revise to disclose whether you believe that the Trial Measures are applicable to you and, if not, why not. Make similar revisions to your prospectus cover page.

General

2. We note the PRC counsel provided in response to comment 4. The consent provided is to inclusion of counsel's name and other references thereto in a Registration Statement on Form F-1. The current filing is a Registration Statement on Form S-1. Please amend to

address the discrepancy.

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eleanor Osmanoff